10029205

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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*AB 3/3

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 68071 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Dynamics Broker Dealer LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue, 19th Floor
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman (212) 897-1695
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company
(Name -- *if individual, state last, first, middle name*)

| 1350 Avenue of the Americas | New York | New York | 10019 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC Mail Processing Section
FEB 25 2010
Washington, DC
121

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, William D. Woolford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Dynamics Broker Dealer LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME
THIS 19th DAY OF
February, 2010

Signature

Title

Notary Public

ELIZABETH HERNANDEZ
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
REG. NO. 01HE5047225
MY COMMISSION EXPIRES JULY 31, 20 13

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CAPITAL DYNAMICS BROKER DEALER LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

# CAPITAL DYNAMICS BROKER DEALER LLC
(a company in the development stage)

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Member of
Capital Dynamics Broker Dealer LLC

We have audited the accompanying statement of financial condition of Capital Dynamics Broker Dealer LLC (a company in the development stage) (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Dynamics Broker Dealer LLC (a company in the development stage) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
January 26, 2010

# CAPITAL DYNAMICS BROKER DEALER LLC
(a company in the development stage)

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2009**

| | |
|---|---|
| **ASSET** | |
| **Cash** | $ 191,951 |
| **MEMBER'S EQUITY** | $ 191,951 |

*See accompanying notes to financial statements.*

# CAPITAL DYNAMICS BROKER DEALER LLC
(a company in the development stage)

**NOTES TO FINANCIAL STATEMENTS**

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Capital Dynamics Broker Dealer LLC (a company in the development stage) (the "Company") provides investment banking services focusing on the private equity asset class, in addition to providing specialized private equity advisory services to institutional clients.

The Company became a registered broker-dealer on August 14, 2009 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on January 26, 2010. Subsequent events have been evaluated through this date.

*Development Stage Company*

In conformity with GAAP, the Company commenced operations on August 14, 2009 and is considered to be in the development stage and is subject to the risks associated with development stage companies. All of the Company's activities through the period ended December 31, 2009 relates to its formation.

*Concentration of Credit Risk*

All of the Company's cash is located in a single bank account.

*Income Taxes*

The Company is a single-member Limited Liability Company and is treated as a disregarded entity for federal and state income tax purposes, accordingly, there is no provision for federal and state income taxes as the net income or loss of the Company is included in the income tax returns of the individual member.

The Company complies with GAAP, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

### 1. Nature of business and summary of significant accounting policies (continued)

*Income Taxes (continued)*

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. No interest expense or penalties have been assessed for the period from August 14, 2009 (commencement of operations) through December 31, 2009.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

*Accounting Standards Codification*

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement establishing the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards were superseded. The Company adopted this new accounting pronouncement for the period ended December 31, 2009, as required, and the adoption did not have a material impact on the financial statements taken as a whole.

### 2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (15 to 1 after the first year of it being registered as a broker-dealer) and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $192,000, which was approximately $187,000 in excess of its minimum requirement of $5,000.

### 3. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

### 4. Related party transactions

Pursuant to a separate agreement, (the "Agreement"), with Capital Dynamics Inc., the Company recognizes certain general and administrative expenses based on the terms and conditions per the Agreement. There were no general and administrative expenses recognized under this Agreement for the period from August 14, 2009 (commencement of operations) through December 31, 2009.